UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934

                             THE GRAND UNION COMPANY

                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share

                         (Title of Class of Securities)

                                    386532402

                                 (CUSIP Number)

                               James Petrie, Esq.
                                     UBS AG
               299 Park Avenue, New York, NY 10171 (212) 821-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               Page 1 of 15 Pages

                                  SCHEDULE 13D


CUSIP No. 386532402


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)

                  UBS AG


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                    (b) /X/



3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

                  N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  N/A


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland

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                               Page 2 of 15 Pages


                                       7.        SOLE VOTING POWER

          NUMBER OF                              2,436,564
            SHARES
         BENEFICIALLY                  8.        SHARED VOTING POWER
           OWNED BY
             EACH                                None
          REPORTING
         PERSON WITH                   9.        SOLE DISPOSITIVE POWER

                                                 2,436,564

                                       10.       SHARED DISPOSITIVE POWER

                                                 None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,436,564

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.12%

14.      TYPE OF REPORTING PERSON*
         HC CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                               Page 3 of 15 Pages


Item 1. Security and Issuer


     This Schedule 13D relates to the common stock (the "Common Stock") of The Grand Union Company (the "Company"). The Company has indicated on its Annual Report on Form 10-K for its fiscal year ended April 3, 1999 that the Common Stock has been registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Company's principal executive offices are located at 201 Willowbrook Boulevard, Wayne, New Jersey 07470-0960


Item 2. Identity and Background


     This Schedule 13D is filed by UBS AG ("UBS" or the "Reporting Person").

     UBS, a corporation incorporated under the laws of Switzerland, has its principal offices at 45 Bahnofstrasse, 8098 Zurich, Switzerland and Aeschenplatz 1, 4052 Basel, Switzerland and a business address at 299 Park Avenue, 31st floor, New York, New York 10071.

     The names, addressees, citizenships and principal occupations or employments of the directors and executive officers of UBS are set forth in Annex A attached hereto.

     Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any other person identified on Annex A within the past five years was
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdeamnors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration


     The Reporting Person originally acquired the shares in August 1998 as part of a plan of reorganization of the Company under Chapter 11 of the Bankruptcy Code.



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                               Page 4 of 15 Pages


Item 4. Purpose of Transaction


     On December 3, 1999, UBS decided to solicit from a limited number of holders of the Common Stock pursuant the exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consents without a meeting of stockholders pursuant to Section 228 of the Delaware General Corporation Law to remove five of the Company's directors (Jack
W. Patridge, Gary M. Philbin, Joseph Colonetta, David M. Green and Thomas R. Cochill), to elect three persons to fill three vacancies created by such removal (Herbert E. Seif, a Managing Director of UBS; Michael J. Embler, a Vice President of Long Drive Management Trust; and Robert H. Barnes, General Partner of Broad Street Trading, L.P.) and to make certain related amendments to the Company's By-laws, including the repeal of any By-laws adopted by the board of directors of the Company on or after December 2, 1999. The text of the proposed By-Laws is attached to this Schedule as Annex B. An affiliate of Long Drive Management Trust is the beneficial owner of 1,067,528 shares of Common Stock, and Mr. Barnes is the beneficial owner of 6,000 shares of Common Stock. UBS has solicited a consent with respect to the shares beneficially owned by the affiliate of Long Drive Management Trust, but has not solicited a consent form Mr. Barnes. On December 6, 1999, UBS caused to be delivered to the Company a written consent to take the foregoing actions with respect to the 2,434,564 shares of Common Stock beneficially owned by it.

     UBS is undertaking the consent solicitation because it is displeased with the performance of the Company and its Common Stock. The purpose of UBS's consent solicitation is to reconstitute the board of directors of the Company to facilitate the immediate consideration and pursuit of alternatives to enhance shareholder value, including a merger or sale of the Company. UBS does not have any plan or proposal regarding any specific transaction or the identity of any other party to any such transaction. UBS has made and no proposals for any other changes in the management of the Company.

     UBS reserves the right to formulate other purposes, plans or proposals regarding the Company or any of its securities based on developments in the Company's business, discussions with the Company, actions by management or a change in market or other conditions. UBS does intend to dispose of, or caused to be disposed, any of the shares of Common Stock to which this Schedule relates during the pendency of its consent solicitation.



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Item 5. Interests in Securities of the Issuer


     (a) UBS is the beneficial owner of 2,436,564 shares of Common Stock, representing approximately 8.12% of the class of securities.

     (b) UBS has sole power to vote and dispose of the 2,436,564 shares owned by it.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     UBS disclaims that its contracts, arrangements or understandings, if any, with any person would result in UBS being deemed to beneficially own (within the meaning of Section 13(d) of the Exchange Act) any shares of Common Stock owned by any other stockholder of the Company or being part of a group (within the meaning of Section 13(d) of the Exchange Act).


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.


     Except as described below, there are no contracts, arrangements, understandings or relationships with respect to securities of the Company to which the Reporting Person is a party.

     UBS is syndication agent and a lender under the Company's Credit Agreement dated as of August 17, 1998 (the "Credit Agreement"). Warburg Dillon Read LLC, a subsidiary of UBS, acted as a co-advisor and co-arranger with respect to the credit facility. UBS has a revolving loan commitment of $25.0 million under the Credit Agreement and has an outstanding term loan to the Company under the Credit Agreement of approximately $9.5 million as of December 10, 1999.



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                               Pge 6 of 15 Pages


Item 7. Material to be Filed as Exhibits


     None.



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                               Page 7 of 15 Pages


                                   SIGNATURES


     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.

                                  UBS AG


                                  By:      /s/ Richard Capone
                                           ----------------------------
                                           Name:  Richard Capone
                                           Title: Managing Director


                                  By:      /s/ Herbert E. Seif
                                           ----------------------------
                                           Name:  Herbert E. Seif
                                           Title: Managing Director


Dated:  December 13, 1999


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                               Page 8 of 15 Pages

                                     ANNEX A


                  Executive Officers and Directors of UBS AG.

NAME:                                   Alex Krauer

RESIDENCE OR BUSNINESS ADDRESS:         UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION

         (a)  Name:                     UBS AG
         (b)  Address:                  Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
         (c)  Title:                    Chairman of the Board of Directors

CITIZENSHIP:                            Swiss

NAME:                                   Alberto Togni

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
         (c)  Title:                    Vice Chairman of the Board of Directors

CITIZENSHIP:                            Swiss

NAME:                                   Markus Kundig

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  Bahnhofstrasse 45



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                               Page 9 of 15 Pages


                                        8098 Zurich, Switzerland
         (c)  Title:                    Director

CITIZENSHIP:                            Swiss

NAME:                                   Peter Bockli

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     Bockli Thomann & Partner
         (b)  Address:                  St. Jakobs-Strasse 41
                                        P.O. Box 2348,
                                        4002 Basel, Switzerland
         (c)  Title:                    Partner

CITIZENSHIP:                            Swiss

NAME:                                   Eric Honegger

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     SAir Group
         (b)  Address:                  P.O. Box
                                        8058 Zurich-Flughafen, Switzerland
         (c)  Title:                    Vice Chairman of the Board
                                         (Chairman designate)

CITIZENSHIP:                            Swiss

NAME:                                   Rolf A. Meyer

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     Ciba Specialty Chemicals Inc.
         (b)  Address:                  P.O. Box 343
                                        4002 Basel, Switzerland

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                              Page 10 of 15 Pages


         (c)  Title:                    Chairman of the Board

CITIZENSHIP:                            Swiss

NAME:                                   Hans Peter Ming

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     SIKA Finanz AG
         (b)  Address:                  Weisenstrasse 7
                                        8008 Zurich, Switzerland
         (c)  Title:                    Chairman of the Board

CITIZENSHIP:                            Swiss

NAME:                                   Andreas Reinhart

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     Volkhart Brothers Holding Ltd.
         (b)  Address:                  P.O. Box 343
                                        801 Winterthur, Switzerland
         (c)  Title:                    Owner and Chairman

CITIZENSHIP:                            Swiss

NAME:                                   Marcel Ospel

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address                   Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
         (c)  Title:                    President and Group CEO


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                              Page 11 of 15 Pages


CITIZENSHIP:                            Swiss

NAME:                                   Stephan Haringer

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
         (c)  Title:                    CEO Private and Corporate Clients

CITIZENSHIP:                            Swiss

NAME:                                   Rudi Bogni

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Freie Strasse 90
                                        Basel, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  Freie Strasse 90
                                        Basel, Switzerland
         (c)  Title:                    CEO Private Banking

CITIZENSHIP:                            Swiss

NAME:                                   Markus Granziol

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        1 Finsbury Avenue
                                        London, England
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  1 Finsbury Avenue
                                        London, England
         (c)  Title:                    CEO Warburg Dillon Read

CITIZENSHIP:                            Swiss


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                              Page 12 of 15 Pages


NAME:                                   Peter Wuffli

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        209 LaSalle Street
                                        Chicago, Illinois
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  209 LaSalle Street
                                        Chicago, Illinois
         (c)  Title:                    CEO UBS Brinson

CITIZENSHIP:                            Swiss

NAME:                                   Peirre de Weck

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
         (c)  Title:                    CEO UBS Capital

CITIZENSHIP:                            Swiss

NAME:                                   Lugman Arnold

RESIDENCE OR BUSINESS ADDRESS:          UBS AG
                                        Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
PRINCIPAL OCCUPATION
         (a)  Name:                     UBS AG
         (b)  Address:                  Bahnhofstrasse 45
                                        8098 Zurich, Switzerland
         (c)  Title:                    Chief Financial Officer and Head of
                                        Corporate Center

CITIZENSHIP:                            Swiss



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                              Page 13 of 15 Pages


                                     ANNEX B


          Proposed New Section I of Article II of By-Laws

          "The Board of Directors proposed new Sections of Article II of the Corporation shall consist of Nine (9) persons. Directors shall hold office until the annual meeting of the stockholders next ensuing after their election and until their respective successors are elected and shall qualify, or until their earlier death, resignation or removal. A majority of the Board Directors shall constitute a quorum."


          Proposed New Section IX of Article I of By-Laws

          "Nominations of persons for election to the Board of Directors at the annual meeting may be made by or at the direction of the Board of Directors or by any Nominating Committee or any person appointed by the Board of Directors; nominations may also be made by any shareholder of the Corporation entitled to vote for the election of directors at the annual meeting who complies with the notice procedures set forth in this Section IX. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation addressed to the attention of the Secretary of the Corporation not less than sixty days prior to the annual meeting; provided, however, that, in the event that less than fifty days notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the earlier of (a) the close of business on the fifteenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs, or (b) two days prior to the date of the annual meeting. Such shareholder's notice to


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                              Page 14 of 15 Pages


          the Secretary shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person,
          (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person, (iv) a statement as to the person's citizenship, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to
          Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and (b) as to the shareholder giving notice, (i) the name and record address of the shareholder and (ii) the class, series and number of shares of capital stock of the Corporation which are beneficially owned by the shareholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.


          In connection with any annual meeting, the Chairman of the Board of Directors shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded."


          Proposed New Section II of Article II of By-Laws

          "Vacancies in the Board of Directors may be filled by a majority of the directors then in office, though less than quorum, by a sole remaining director, or by a vote of the stockholders at an annual or special meeting of the stockholders or by written consent in lieu of a meeting of stockholders, and the directors so chosen shall hold office until the next annual


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                              Page 15 of 15 Pages


          election and until their successors shall be duly elected and qualified, unless sooner displaced."